Exhibit 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges
Consolidated
(Thousands of Dollars)

	Three months ended	Years Ended December 31
	March 31, 2018	2017	2016	2015	2014	2013
Fixed charges, as defined:
Interest charges	$24,967	$96,067	$86,897	$80,613	$74,025	$73,772
Amortization of debt expense and premium - net	793	3,167	3,391	3,415	3,635	3,813
Interest portion of rentals	319	1,160	1,324	1,287	1,187	1,146

Total fixed charges	$26,079	$100,394	$91,612	$85,315	$78,847	$78,731

Earnings, as defined:
Pre-tax income from continuing operations	$65,666	$198,690	$215,402	$185,619	$192,106	$162,347
Add (deduct):
Capitalized interest	(968)	(3,310)	(2,651)	(3,546)	(3,924)	(3,676)
Total fixed charges above	26,079	100,394	91,612	85,315	78,847	78,731

Total earnings	$90,777	$295,774	$304,363	$267,388	$267,029	$237,402

Ratio of earnings to fixed charges	3.48	2.95	3.32	3.13	3.39	3.02